UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Investar Holding Corp.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

46134L105
(CUSIP Number)

March 17, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46134L105	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
547,485

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
547,485

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
547,485

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based on 7,168,235 shares of common stock, par value $1.00 per share (“Common Stock”) outstanding as of March 9, 2017, as disclosed in the Issuer’s Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) on March 9, 2017, together with 1,623,530 shares of Common Stock issued in an offering that closed on March 22, 2017 (such shares including 211,765 shares of Common Stock issued upon the exercise of the underwriters’ purchase option), as disclosed in the Issuer’s Press Release dated March 22, 2017.

CUSIP No. 46134L105	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
547,485

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
547,485

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
547,485

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Based on 7,168,235 shares of Common Stock outstanding as of March 9, 2017, as disclosed in the Issuer’s Form 10-K filed with the SEC on March 9, 2017, together with 1,623,530 shares of Common Stock issued in an offering that closed on March 22, 2017 (such shares including 211,765 shares of Common Stock issued upon the exercise of the underwriters’ purchase option), as disclosed in the Issuer’s Press Release dated March 22, 2017.

CUSIP No. 46134L105	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Sidecar Fund, Series LLC – Series E

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
547,485

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
547,485

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
547,485

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 7,168,235 shares of Common Stock outstanding as of March 9, 2017, as disclosed in the Issuer’s Form 10-K filed with the SEC on March 9, 2017, together with 1,623,530 shares of Common Stock issued in an offering that closed on March 22, 2017 (such shares including 211,765 shares of Common Stock issued upon the exercise of the underwriters’ purchase option), as disclosed in the Issuer’s Press Release dated March 22, 2017.

Item 1(a).	Name of Issuer:

Investar Holding Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

7244 Perkins Road
Baton Rouge, Louisiana 70808

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman; and
(iii)	EJF Sidecar Fund, Series LLC – Series E.

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each reporting person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2(c).	Citizenship:

See Item 4 of the attached cover pages.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $1.00 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

46134L105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

EJF Sidecar Fund, Series LLC – Series E is the record owner of the number of shares of Common Stock shown on item 9 of its respective cover page.

EJF Capital LLC is the managing member of EJF Sidecar Fund, Series LLC – Series E and the investment manager of an affiliate thereof, and may be deemed to share beneficial ownership of the shares of Common Stock of which EJF Sidecar Fund, Series LLC – Series E is the record owner.

Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Common Stock over which EJF Capital LLC may share beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2017

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SERIES E

By: Its:	EJF CAPITAL LLC Managing Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EXHIBIT A

The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, and EJF Sidecar Fund, Series LLC – Series E, a Delaware limited liability company, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  March 27, 2017

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SERIES E

By: Its:	EJF CAPITAL LLC Managing Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer